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ADAM T. TEUFEL adam.teufel@dechert.com +1 202 261 3464 Direct +1 202 261 3164 Fax

July 20, 2023

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Funds (the “Registrant”)

File Nos. 033-12113; 811-05028

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 350 (“PEA 350”) to the Registrant’s registration statement under the Securities Act of 1933, as amended, and Amendment No. 499 to the Registrant’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on May 25, 2023. PEA 350 was filed to make material changes to the prospectuses and Statement of Additional Information pertaining to PIMCO Preferred and Capital Securities Fund and PIMCO Strategic Bond Fund (to be renamed “PIMCO Low Duration Opportunities Fund), each a series of the Registrant (each, as the context requires, the “Fund” and together, the “Funds”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below. Undefined capitalized terms used herein have the same meaning as in PEA 350.

General Prospectus Comments

Comment 1: As required by Rule 423 under the 1933 Act, please confirm that the date on the prospectus cover page for each Fund will be approximately the date that the amended prospectus will become effective.

Response: Confirmed, the date on the prospectus cover page is expected to be July 31, 2023.

Comment 2: Each Fund’s Investment Objective states that the Fund seeks “return”. Please disclose what “return” includes for the purposes of the investment objective; for example, whether it includes both capital appreciation and income.

Response: The Registrant will add the following sentence to each Fund’s Principal Investment Strategies section:

The “return” sought by the Fund generally consists of income earned on the Fund’s investments, plus capital appreciation, if any.

Comment 3: For footnote 1 to the fee table, confirm that the date to be inserted into the brackets will be at least one year from the effective date of the prospectus. Instruction 3(e) to Item 3 of Form N-1A.

Response: The Registrant confirms that the date through which the agreement is effective will be at least one year from the effective date of the forthcoming 485(b) filing.

Comment 4: The disclosure within the “Sales Charges” section of the Prospectus indicates that a CDSC will apply to redemptions of Class A shares only with respect to purchases of $1 million or more redeemed during the first 12 months after purchase. As a result, please consider whether to consolidate the two expense examples for Class A shares, which assume an investment of $10,000, if the examples would not differ whether a shareholder holds or redeems their shares at the end of the period.

Response: Comment acknowledged. The Registrant will seek to incorporate for the Funds (and other series of the Trust, as applicable) at the next available opportunity.

Comment 5: Due to the change in each Fund’s principal investment strategies, please consider whether portfolio repositioning will cause the Fund to incur a high portfolio turnover rate that should be disclosed as a principal risk.

Response: The portfolio repositioning as a result of the changes in the Fund’s principal investment strategies is not anticipated to result in a significant change to the portfolio turnover rate. Accordingly, additional disclosure with regard to portfolio turnover risk in the prospectus and anticipated variation in the turnover rate in the SAI will not be added at this time.

Comment 6: Each Fund’s principal investment strategies states the Fund may invest in derivative instruments. Please disclose the purpose of the Funds investing in derivatives. For example, consider revising the disclosures to state the Funds utilize derivatives for hedging or some other purpose, as applicable.

Response: The Registrant respectfully refers to the first sentence within the section Characteristics and Risks of Securities and Investment Techniques–Derivatives in the prospectus:

Each Fund may, but is not required to, use derivatives and similar instruments (referred to collectively as “derivatives”) for risk management purposes or as part of its investment strategies.

Comment 7: “Interest Rate Risk” in the summary section of each Fund’s prospectus states:

Interest Rate Risk: the risk that fixed income securities will fluctuate in value because of a change in interest rates; a fund with a longer average portfolio duration will be more sensitive to changes in interest rates than a fund with a shorter average portfolio duration.

The words “decline” and “increase” were previously used in lieu of “fluctuate” and “change,” respectively. Please revert to the prior wording or explain in your response why the change is appropriate.

Response: The Registrant believes the marked changes are appropriate to more comprehensively address fluctuations in value because of changes in interest rates, both positive and negative. For example, the prospectus discusses certain risks of declining interest rates in the following sub-sections within the Characteristics and Risks of Securities and Investment Techniques section, as follows:

Mortgage-Related and Other Asset Backed Securities: “[H]owever, when interest rates are declining, the value of mortgage-related securities with prepayment features may not increase as much as other fixed income securities.”

Reinvestment: “Each Fund may be subject to the risk that the returns of a Fund will decline during periods of falling interest rates because the Fund may have to reinvest the proceeds from matured, traded or called debt obligations at interest rates below the Fund’s current earnings rate.”

Variable and Floating Rate Securities: “Conversely, floating rate securities will not generally increase in value if interest rates decline.”

Comment 8: “Leveraging Risk” is included as a principal risk for each Fund, and references reverse repurchase agreements and loans of portfolio securities. Please add corresponding disclosure to the Principal Investment Strategies of each Fund regarding reverse repurchase agreements and loans of portfolio securities. If reverse repurchase agreements and loans of portfolio securities are not part of the Fund’s principal investment strategies, please tailor the risk disclosure to refer only to the types of leverage the Fund will principally engage in.

Response: The Registrant believes that the current disclosure is adequate. The Registrant does not consider reverse repurchase agreements or loans of portfolio securities to be part of the Fund’s principal investment strategies, but notes that such reverse repurchase agreements and loans may contribute to leveraging risk.

Comment 9: The Management of the Funds–Expense Limitation Agreement section of each Fund discusses an expense limitation agreement that appears to differ from the fee waiver described in the footnote to the Fund’s fee table. Please confirm that the applicable expense limitation agreement is disclosed in this section.

Response: Comment accepted. The Registrant confirms that the applicable expense limitation agreement will be disclosed in this section of the prospectus.

Comment 10: The Reductions and Waivers of Initial Sales Charges and CDSCs section includes the following disclosure:

In addition, investors will not be subject to CDSCs for certain transactions where the Distributor did not pay at the time of purchase the amount it normally would have to the broker-dealer.

Please disclose how an investor would determine eligibility at the time of purchase for a CDSC waiver based on whether the Distributor paid a customary amount to the broker-dealer. See Instruction 1 to Item 12(a) of Form N-1A.

Response: Item 12(a)(2) of Form N-1A requires that a fund “briefly describe any arrangements that result in breakpoints in, or elimination of, sales loads” (emphasis added) and “[i]dentify each class of individuals or transactions to which the arrangements apply and state each different breakpoint as a percentage of both the offering price and the net amount invested.” In adopting this disclosure requirement, the SEC stressed the importance of brevity in disclosing this information, stating that “disclosure regarding breakpoints [and waivers] be brief in order to avoid overwhelming investors with excessively detailed information” and that this form requirement “strike[s] an appropriate balance between providing enhanced disclosure regarding breakpoint discounts [and waivers] and not overwhelming investors with information.”1

The Registrant’s disclosure in this regard is informed by the SEC’s intent in requiring this information be briefly described. The Registrant believes that its existing disclosure, including additional disclosure in the SAI, is appropriately responsive to the above-mentioned disclosure requirement by describing the individuals and transactions to which the listed sales load waivers apply and listing applicable waivers for front-end sales loads and contingent deferred sales charges.

PIMCO Low Duration Opportunities Fund

Comment 11: Please update the EDGAR series and class identifiers to reflect the new name of the PIMCO Strategic Bond Fund.

Response: Comment accepted.

Comment 12: The Schedule of Investments included in the March 31, 2023 annual report indicates 24% of the Fund’s net assets were invested in repurchase agreements collateralized by U.S. Treasury instruments.

[1]	See Disclosure of Breakpoint Discounts by Mutual Funds, SEC Rel. No. IC-26464 (June 14, 2004).

Please disclose investment in repurchase agreements as a principal investment strategy of the Fund or supplementally explain why such disclosure would not be appropriate.

Response: The Principal Investment Strategies prominently discloses the Fund’s ability to invest in Fixed Income Instruments, which is defined to include “repurchase agreements on Fixed Income Instruments and reverse repurchase agreements on Fixed Income Instruments.” See the Characteristics and Risks of Securities and Investment Techniques–Fixed Income Instruments section of the prospectus.

Comment 13: Consider tailoring the “Equity Risk” disclosure in the summary section to discuss the risks of preferred securities, which are the only type of equity security described in Principal Investment Strategies.

Response: Comment acknowledged. The Registrant will seek to incorporate for the Fund (and other series of the Trust, as applicable) at the next available opportunity.

The Registrant notes that “Equity Risk” applies to the Fund’s investment in preferred securities, which are a type of “equity or equity-related securities”. The Registrant does not consider other types of equity securities to be part of the Fund’s principal investment strategies, but such instruments may contribute to equity risk. The “Description of Principal Risks – Equity Risk” section makes clear that such risk relates to the Fund’s investment in preferred securities.

Comment 14: In the Management of the Funds – Management Fees section, please delete footnote 2 to the table summarizing supervisory and administrative fees as there is no reference for the footnote in the table.

Response: Comment acknowledged.

Comment 15: In the Classes of Shares section of the Prospectus, please delete references to Administrative Class and Class R shares since the Fund does not offer these classes.

Response: Comment acknowledged.

PIMCO Preferred and Capital Securities Fund

Comment 16: Please confirm whether recoupment by PIMCO is allowed under the contractual waiver described in footnote 2 to the fee table. If so, revise the footnote accordingly.

Response: The Registrant confirms that the waiver described in footnote 2 is not eligible for recoupment.

Comment 17: In the Principal Investment Strategies section, clarify whether Capital Securities include both equity and fixed income securities, only equity securities, or only fixed income securities. If Capital

Securities include equity securities as a principal investment strategy of the Fund, please disclose the Fund’s market capitalization policy regarding equities and any corresponding principal risks.

Response: The Fund’s Principal Investment Strategies define “Capital Securities” to include “securities issued by U.S. and non-U.S. financial institutions (including, but not limited to, banks and insurance companies) that can be used to satisfy their regulatory capital requirements.” Accordingly, Capital Securities may include both equity and fixed income securities.

There is no limitation on the market capitalization of securities in which the Fund may invest. Accordingly, the Fund will add the following sentence to its Principal Investment Strategies “There is no limitation on the market capitalization range of the issuers in which the Fund may invest.”

Comment 18: The Fund’s Principal Investment Strategies define Capital Securities to include “securities, which may include instruments referred to as hybrid securities, that would be subordinated (i.e., fall lower in the capital structure) to at least one type of debt.” Please explain why it is appropriate to include such securities within the meaning of “Capital Securities.”

Response: The Registrant believes that “Capital Securities” include securities that are subordinated to at least one type of debt, thus the definition aligns with that view. The Registrant is not aware of a universally accepted definition of “capital securities,” nor does the Registrant believe the term is “well-defined” for purposes of Rule 35d-1.2 Accordingly, the Registrant has adopted a “reasonable definition” of the term and set forth its definition prominently in the Fund’s Principal Investment Strategies section.3

Comment 19: In the Principal Investment Strategies section of the Prospectus, please confirm that contingent convertible securities will not be counted as preferred securities for purposes of the Fund’s 80% names rule policy. While the Staff acknowledges that such securities are similar to preferred securities, the Staff believes there are significant differences between contingent convertible securities and preferred securities.

Response: Regardless of whether circumstances may arise resulting in the classification of contingent convertible securities (“CoCos”) as “preferred securities,” the Registrant notes that CoCos are expected to qualify as Capital Securities within the defined meaning of that term, and will therefore count towards the Fund’s 80% policy because they are Capital Securities.

Comment 20: In the Principal Investment Strategies section, the Prospectus states:

[2]	See Investment Company Names, Investment Company Act Rel. No. 24828 (Jan. 17, 2001).
[3]	Id. at footnote 43.

The Fund will invest under normal circumstances at least 25% of its net assets in preferred securities.

Please supplementally confirm that the Fund will also invest significantly in Capital Securities. Additionally, please supplementally provide the Fund’s investments in Capital Securities, stated as a percentage of Fund assets, as of a recent date.

Response: The Registrant confirms that the Fund also invests significantly in Capital Securities, however there is no publicly disclosed minimum investment in Capital Securities. As of July 18, 2023, Capital Securities comprised 83.6% of the Fund’s net assets.

Comment 21: In the Principal Investment Strategies section, the Prospectus states:

Assets not invested in preferred securities or Capital Securities may be invested in other types of Fixed Income Instruments, including derivative Fixed Income Instruments.

Please revise the disclosure to clarify the meaning of “derivative Fixed Income Instruments.” If that refers to fixed income-related derivative instruments, please disclose the specific types of derivative instruments used and the purpose thereof.

Response: Comment accepted. The Registrant will revise the disclosure as follows (new language bold and underlined):

Assets not invested in preferred securities or Capital Securities may be invested in other types of Fixed Income Instruments, including derivatives based on Fixed Income Instruments.

Comment 22: In the Principal Investment Strategies section, the Prospectus states:

By investing primarily in preferred securities and Capital Securities, the Fund will be subject to Preferred Securities Risk and Capital Securities Risk.

Please delete this sentence from the Principal Investment Strategies and move it to the Principal Risks.

Response: Commented accepted. The Registrant will delete the sentence.

Comment 23: The Schedule of Investments included in the March 31, 2023 annual report indicates 10% of the Fund’s net assets were invested in an affiliated short-term fund. Please disclose investment in other registered funds in the Principal Investment Strategies and any risks in the Principal Risks or supplementally explain why such disclosure would not be appropriate.

Response: The above-referenced disclosure relates to the Fund’s investment in PIMCO Short-Term Floating NAV Portfolio III, a PIMCO-advised mutual fund offered exclusively to other PIMCO-advised funds for cash management purposes (a “Central Fund”). The Characteristics and Risks of Securities and Investment Techniques—Investment in Other Investment Companies section of the prospectus discusses the Fund’s investments in the Central Funds, including that the Central Funds do not pay investment advisory or supervisory and administrative fees to PIMCO. The Fund’s principal risks related to investing in Fixed Income Instruments are also applicable to the Fund’s investments in the Central Funds. Accordingly, the Registrant believes the existing disclosure is sufficient.

Comment 24: In accordance with Item 4(a) of Form N-1A, revise the Principal Investment Strategies to disclose the Fund’s concentration in industries related to banking given the Fund’s disclosure of Concentration in Banking Industries Risk as a principal risk.

Response: The Registrant has reviewed the relevant disclosures and believes the disclosure of concentration in the banking industry is appropriately disclosed in the Fund’s Principal Investment Strategies, which states: “In addition, the Fund will concentrate its investments in a group of industries related to banks.”

Comment 25: Please note that the ICE BofAML Contingent Capital (COCO) Index, a component of the Fund’s blended primary benchmark index, would not be an appropriate broad-based securities market index under the revised definition of that term that will come into effect next year.

Response: Comment acknowledged.

Statement of Additional Information

Comment 26: On the cover page of the SAI, in the third paragraph referencing the Trust’s various prospectuses, please add references to the prospectuses that were filed for the Funds as part of PEA 350.

Response: Commented acknowledged.

Comment 27: In the “Investment Restrictions – Fundamental Investment Restrictions” section of the SAI, please disclose the fundamental investment restrictions of the Funds here.

Response: Comment acknowledged.

*****

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	Ryan G. Leshaw, Pacific Investment Management Company LLC

Timothy A. Bekkers, Pacific Investment Management Company LLC

Douglas P. Dick, Dechert LLP